NUEVO FINANCIAL CENTER, INC.

                             2112 Bergenline Avenue,
                              Union City, NJ 07087

February 6, 2007

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20002

Re:   Request for acceleration of the effective date of the Registration
        Statement on Form SB-2 of Nuevo
      Financial Center, Inc.
      Filed (Amendment) January 16, 2007
      File No. 333-130722

Attention: Jay Mumford; Peggy Fisher; Kevin Vaughn; Kevin Kuhar.

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Vsurance, Inc. be declared effective on Thursday, February 6, 2007 at 10:00am or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Vsurance, Inc. acknowledges that

o should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,



/s/ Jose Araque
-------------------------
By: Jose Araque
    President, CEO